Exhibit 99.(a)(1)(T)

FORM OF AMENDED STOCK OPTION EXCHANGE ELECTION FORM

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STOCK OPTION EXCHANGE ELECTION FORM

Employee Last Name	Employee First Name	Employee/Personnel Number

I have received the Offer to Exchange (the "Offer"), including the Electronic Transmittal Letter from Theresa Townsley and the Summary of Terms in Q&A format, each dated May 16, 2003, sent to the employees of Adobe Systems Incorporated or one of its subsidiaries (the "Company") who hold options to purchase common stock of the Company with exercise prices greater than $40.00 per share. Terms not explicitly defined in this Stock Option Exchange Election Form (the "Election Form") will have the same definitions as used in the Offer.

Pursuant to the terms of the Offer, I elect to have one or more Eligible Options held by me, as specified below, cancelled in exchange for a right to receive New Options in accordance with specified exchange ratios as described in the Offer. I fully understand that should I accept the Offer for any of my Eligible Option grants below, any option(s) granted to me since November 16, 2002 must be exchanged for New Options on a 1-to-1 basis. I hereby agree that, unless I revoke my election on or before 11:59 p.m. Pacific Time on June 16, 2003 (or a later Expiration Date if the Company extends the Offer), my election will be irrevocable and, if accepted by the Company, such surrendered Eligible Options will be cancelled in their entirety on the first business day following the Expiration Date. I understand I will have the right to receive New Options to be granted, at the earliest, December 17, 2003, subject to my continuous employment through such date.

I acknowledge I will have no right to exercise all or any part of the Eligible Options I elect to exchange after I submit this Election Form (unless I submit a change to my election prior to the Expiration Date) and such Eligible Options I elect to exchange will be cancelled as of the Expiration Date.

I further acknowledge and agree that, unless I have a separate written agreement governing my employment relationship or as otherwise expressly provided by applicable law, my employment with the Company remains "at-will" and can be terminated by me or the Company at any time, with or without cause or notice, and neither the ability to participate in the Offer nor actual participation in the Offer shall be construed as a right to continued employment with the Company. I represent I have full power and authority to execute and deliver this Election Form and the consent of no other party is required. I agree the Company has made no representations or warranties to me regarding the Offer or the future pricing of the Company's common stock and my participation in the Offer is at my own discretion. I agree the Company shall not be liable for any costs, taxes, loss or damage I may incur through my election to participate in the Offer.

Instructions

In order to participate in the Offer, you will need to indicate your elections by selecting the "Exchange" or "Do Not Exchange" boxes below for your Eligible Options and filling out all other required information (marked with an asterisk *) prior to selecting "Submit" and pressing the "GO" button.

You may return to this Election Form to make election changes at any time prior to 11:59 p.m. Pacific Time on June 16, 2003 (or a later Expiration Date if the Company extends the Offer). If you are changing your previous elections, you will need to update your selection of Eligible Options below and fill out all other required information prior to selecting "Submit" and pressing the "GO" button. Your new Election Form will supercede any previously submitted Election Form(s) which will be considered replaced in full by the new Election Form. You will be bound by your last properly submitted Election Form received by 11:59 p.m. Pacific Time on June 16, 2003 (or a later Expiration Date if the Company extends the Offer).

* Election Form Information

☐   This is my initial Election Form.

☐   This is a change to my previous Election Form. I understand this Election Form supersedes any prior Election Form(s) I may have submitted.

        Previous Election Form submitted: ☐ Electronically ☐ Via facsimile

* <u>Eligible Option Information</u>

Option Number	Option Type	Option Price	Option Grant Date	Shares to be Exchanged	Exchange	Do Not Exchange
					☐	☐
					☐	☐
					☐	☐
					☐	☐
					☐	☐
					☐	☐

Although we intend to send you a confirmation of receipt of this Election Form, any confirmation of receipt of this Election Form sent to you will merely be a notification that we have received your Election Form and does not mean the Eligible Options you selected for exchange have been cancelled. We will be deemed to have accepted your Eligible Options for exchange at the time we give notice to you that your Eligible Options have been cancelled. Eligible Options accepted for exchange will be cancelled on the first business day following the Expiration Date.

If you need assistance with this Election Form, contact the Equity Compensation Department via e-mail at *mailto:optionx@adobe.com* or at (408) 536-3122.

If you are unable to elect to exchange your Eligible Options via Adobe Forms, you may elect to exchange your Eligible Options by submitting the Election Form via facsimile to the Equity Compensation Department at (408) 537-4100. If you are submitting your Election Form via facsimile, you will need to manually sign this Election Form where indicated below.

<u>Data Privacy</u>

To administer this Offer, we must collect, use and transfer certain information regarding you and your Eligible Options, and may have to disclose that information to third parties who are assisting us with this Offer. By submitting this Election Form, you consent to such collection, use and transfer of your personal data by us and third parties assisting us with this Offer, but only for the purpose of administering your participation in this Offer. By submitting this Election Form, you also acknowledge and agree that: (i) the parties receiving this data may be located outside of the U.S., and the recipient's country may have different data privacy laws and protections than the U.S.; (ii) the data will be held only as long as necessary to administer and implement this Offer and as legally required; (iii) you can request from us a list of the parties that may receive your data; (iv) you can request additional information about how the data is stored and processed; and (v) you can request that the data be amended if it is incorrect. You may, at any time, withdraw this data privacy consent in writing by contacting the Equity Compensation Department via facsimile at (408) 537-4100. You understand if you withdraw your data privacy consent, however, you will not be able to participate in this Offer.

*<u>Acknowledgement</u>

☐ I acknowledge my election is voluntary. I also acknowledge I will be unable to change my previous election after the Expiration Date.

Employee: _____   Date: _____

Employee Signature (if submitting via facsimile): _____

Date   _____

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